UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

EnteroMedics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29365M 10 9
(CUSIP Number)
W. Stephen Holmes III
InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
650-854-8585
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS InterWest Partners IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		2,564,364 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,564,364 (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

PN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the that certain Securities Purchase Agreement by and among the Issuer, InterWest Partners IX, L.P. and various other investors, dated February 19, 2009 (the “Securities Purchase Agreement”), as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS InterWest Management Partners IX, L.L.C. (the General Partner of InterWest Partners IX, L.P.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		2,564,364 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,564,364 (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

OO
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Harvey B. Cash (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Bruce A. Cleveland (a Venture Member of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Christopher B. Ehrlich (a Venture Member of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Philip T. Gianos (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Linda S. Grais (a Venture Member of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS W. Stephen Holmes III (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Nina S. Kjellson (a Venture Member of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Khaled A. Nasr (a Venture Member of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Arnold L. Oronsky (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Douglas A. Pepper (a Venture Member of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Thomas L. Rosch (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Michael B. Sweeney (a Managing Director of InterWest Management Partners IX, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,564,364 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,564,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,564,364 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,225,163 shares held by InterWest Partners IX, L.P. The shares also include 339,201 shares of Common Stock issuable upon exercise of warrant, which is exercisable 181 days of the date of this filing.
(2) This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of EnteroMedics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2800 Patton Road, St. Paul, Minnesota 55113.
Item 2. Identity and Background.
(a)	Name:

InterWest Partners IX, LP (“IWP IX”)
InterWest Management Partners IX, LLC (“IMP IX”)
Harvey B. Cash (“Cash”)
Bruce A. Cleveland (“Cleveland”)
Christopher B. Ehrlich (“Ehrlich”)
Philip T. Gianos (“Gianos”)
Linda S. Grais (“Grais”)
W. Stephen Holmes III (“Holmes”)
Nina S. Kjellson (“Kjellson”)
Gilbert H. Kliman (“Kliman”)
Khaled A. Nasr (“Nasr”)
Arnold L. Oronsky (“Oronsky”)
Douglas A. Pepper (“Pepper”)
Thomas L. Rosch (“Rosch”)
Michael B. Sweeney (“Sweeney”)

(b)	Residence or business address:

2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025

(c)
IMP IX is the general partner of IWP IX. InterWest Partners is a venture capital firm investing in emerging trends and technologies. Cash, Gianos, Holmes, Kliman, Oronsky, Rosch and Sweeney are Managing Directors of IMP IX. Cleveland, Ehrlich, Grais, Kjellson, Nasr, and Pepper are Venture Members of IMP IX.

(d)	None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

IWP IX:	California
IMP IX:	California
Cash:	United States
Cleveland:	United States
Ehrlich:	United States
Gianos:	United States
Grais:	United States
Holmes:	United States
Kjellson:	United States
Kliman:	United States
Nasr:	United States
Oronsky:	United States
Pepper:	United States
Rosch:	United States
Sweeney:	United States

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, IWP IX, and various other investors, dated February 19, 2009 (the “Securities Purchase Agreement”), IWP IX purchased an aggregate of 678,402 shares of Common Stock (the “Shares”), at a price of $1.15 per share, together with an associated warrant (the “Warrant”) to acquire an aggregate of 339,201 shares of Common Stock at a price per share of $0.125 (the “Financing”). The Warrant is exercisable at any time and from time to time beginning on the date that is six months and one day after the Closing Date (as defined below) and ending on February 24, 2013 at an exercise price of $1.38 per share. Certain rights relating to the Warrant were set forth in a warrant, dated as of February 19, 2009. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrant are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications. The aggregate purchase price of the Shares and the Warrant was $822,563.
The sale of the Shares and Warrant to IWP IX described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including IWP IX). The closing of the Financing occurred on February 24, 2009 (the “Closing Date”).
Prior to entering into the Securities Purchase Agreement, IWP IX beneficially owned an aggregate of 1,546,761 shares of Common Stock. These shares were acquired through venture capital investments prior to and including in the Issuer’s initial public offering, for an aggregate purchase price of approximately $12,500,000.70.
The funds used by IWP IX to acquire the securities described herein were obtained from capital contributions by its partners and from direct capital commitments by IWP IX.
References to and descriptions of the Financing as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule and are incorporated by reference herein.
Item 4. Purpose of Transaction.
IWP IX agreed to purchase the Shares and the Warrant for investment purposes with the aim of increasing the value of their investments and the Issuer.
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

	Shares	Warrants	Sole	Shared	Sole	Shared
Reporting	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Persons	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)

IWP IX	2,225,163	339,201	2,564,364	0	2,564,364	0	2,564,364	8.6%

IMP IX (1)	0	0	2,564,364	0	2,564,364	0	2,564,364	8.6%

Cash (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Cleveland (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Ehrlich (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Gianos (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Grais (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Holmes (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Kjellson (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Kliman (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Nasr (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Oronsky (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Pepper (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Rosch (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

Sweeney (1)	0	0	0	2,564,364	0	2,564,364	2,564,364	8.6%

(1)
InterWest Management Partners IX, L.L.C. (“IMP IX”) serves as the sole general partner of InterWest Partners IX, L.P., and owns no securities of the Issuer directly. Cash, Gianos, Holmes, Kliman, Oronsky, Rosch and Sweeney are Managing Directors of IMP IX. Cleveland, Ehrlich, Grais, Kjellson, Nasr and Pepper are Venture Members of IMP IX.

(2)
This percentage is calculated based upon 29,991,497 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 16,881,104 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 and (ii) 13,110,393 shares of the Issuer’s Common Stock issued pursuant to the Securities Purchase Agreement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the investors set forth on Exhibit A thereto (collectively, the “PIPE Investors”), as well as additional terms and conditions, including those set forth below. The Issuer has agreed to indemnify the PIPE Investors and specified related parties against damages with respect to breaches of the representations and warranties or failure to comply with the covenants and agreements of the Issuer in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and PIPE Investors. The Warrant is exercisable as described in Item 3 above.
Registration Rights
Pursuant to the terms of the Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”), the Issuer has granted certain stockholders, including IWP IX, the following registration rights with regard to the Registrable Shares.

Demand Registration Rights. On no more than one occasion during any twelve-month period, the holders of at least 50% of the Issuer’s Registrable Securities (as defined in the Rights Agreement) have the right to request that the Issuer register all or a portion of the Registrable Securities then held by the requesting stockholders, provided that the shares requested to be registered have an aggregate value of at least $5.0 million. The Issuer is required to use its commercially reasonable best efforts to cause any such demand registration to become effective under the Securities Act of 1933, as amended (the “Securities Act”) as soon as practicable. The demand registration rights will cease after the Issuer has effected two such demand registrations. In addition to the demand registration rights, the holders of the Registrable Securities have the right to request that the Issuer register on Form S-3 all or a portion of the Registrable Securities held by them, provided that the holders propose to sell Registrable Securities at an aggregate price of at least $1,000,000 (less any underwriter discounts or fees) pursuant to such registration statement on Form S-3 (a “Form S-3 Registration”). The Issuer is not obligated to effect a demand registration or a Form S-3 Registration within 180 calendar days of the effective date of an immediately preceding Form S-3 registration of its securities.
Incidental Registration Rights. If the Issuer proposes to register shares of its common stock under the Securities Act (other than a registration relating solely to the sale of securities of participants in its stock option plans, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered), the holders of Registrable Securities have the right to require the Issuer to register all or a portion of the Registrable Securities then held by them. In the event that any registration in which the holders of Registrable Securities participate pursuant to the Rights Agreement is an underwritten public offering, the number of Registrable Securities to be included may, in specified circumstances, be limited due to market conditions.
The registration rights described in the Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Rights Agreement also contains customary indemnification and contribution provisions. All expenses of registration under the Rights Agreement, including the legal fees of one counsel for the holders, but excluding underwriting discounts and commissions will be paid by the Issuer. The foregoing description of the terms of the Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit C to this Schedule 13D.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of IWP IX and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
A	Agreement regarding filing of joint Schedule 13D.

B
Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated February 19, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

C
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain investors, dated as of July 6, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265)).

D	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 6, 2009

INTERWEST PARTNERS IX, LP

			By:	InterWest Management Partners IX, LLC
its General Partner

By:	/s/ Harvey B. Cash		By:	/s/ W. Stephen Holmes

	Name:	Harvey B. Cash		Managing Director

By:	/s/ Bruce A. Cleveland		INTERWEST MANAGEMENT PARTNERS IX, LLC

	Name:	Bruce A. Cleveland
			By:	/s/ W. Stephen Holmes
By:	/s/ Christopher B. Ehrlich			Managing Director

	Name:	Christopher B. Ehrlich

By:	/s/ Karen A. Wilson

	Name:	Philip T. Gianos, by Karen A. Wilson, Power of Attorney

By:	/s/ Linda S. Grais

	Name:	Linda S. Grais

By:	/s/ W. Stephen Holmes

	Name:	W. Stephen Holmes

By:	/s/ Nina S. Kjellson

	Name:	Nina S. Kjellson

By:	/s/ Gilbert H. Kliman

	Name:	Gilbert H. Kliman

By:	/s/ Khaled A. Nasr

	Name:	Khaled A. Nasr

By:	/s/ Karen A. Wilson

	Name:	Arnold L. Oronsky, by Karen A. Wilson, Power of Attorney

By:	/s/ Douglas A. Pepper

	Name:	Douglas A. Pepper

By:	/s/ Thomas L. Rosch

	Name:	Thomas L. Rosch

By:	/s/ Michael B. Sweeney

	Name:	Michael B. Sweeney

SCHEDULE I
Managers and Venture Members:

Harvey B. Cash
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Bruce A. Cleveland
(c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Christopher B. Ehrlich
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Philip T. Gianos
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Linda S. Grais
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

W. Stephen Holmes III
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Nina S. Kjellson
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Gilbert H. Kliman
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Khaled A. Nasr
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Arnold L. Oronsky
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Douglas A. Pepper
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Thomas L. Rosch
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

Michael B. Sweeney
c/o InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Principal Occupation:
Managing Director of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.
Citizenship:
United States of America

EXHIBIT INDEX

Exhibit	Description
A	Agreement regarding filing of joint Schedule 13D.

B
Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated February 19, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

C
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain investors, dated as of July 6, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265)).

D	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).